Exhibit 99(a)(5)(i)

FOR IMMEDIATE RELEASE: December 27, 2006

CONTACT:	Donald W. Jewell	Patrick W. Hurley
	Chief Executive Officer	Chief Financial Officer
	(303) 320-8800	(303) 320-8800

SPORT-HALEY, INC. BOARD AUTHORIZES
MODIFIED “DUTCH AUCTION” TENDER OFFER

Denver, Colorado - December 27, 2006 - Sport-Haley, Inc. (NASDAQ NMS: SPOR) (the “Company”) today announced that the board of directors has approved commencing a modified “Dutch Auction” tender offer under the terms of which the Company will repurchase up to 472,000 shares of its common stock at a price per share not greater than $5.30 and not less than $4.80. This would represent the repurchase of approximately 17 percent of its outstanding common stock as of December 15, 2006. The tender offer is expected to commence on January 3, 2007, and to expire, unless extended, at 12:00 midnight Eastern Standard Time on February 1, 2007. Under the tender offer, shareholders will be able to indicate how many shares and at what price within the Company specified range they wish to tender.

Based on the number of shares tendered and the price specified by the tendering shareholders, the Company will determine the lowest price per share within the range that will enable it to purchase up to approximately 472,000 shares of common stock, or such lesser number of shares as are properly tendered and not withdrawn. The Company will not purchase shares from a shareholder below a price stipulated by that shareholder, and in some cases, may actually purchase shares at prices above indications by shareholders under the terms of the tender offer. The tender offer is not contingent upon any minimum number of shares being tendered. The Company’s directors and officers will not tender any of their shares in the tender offer. The Company intends to repurchase shares in the tender offer using cash on hand. If all 472,000 shares are purchased in the tender at the maximum price of $5.30 per share, approximately $2,501,600 in cash would be required.

Specific instructions and a complete explanation of the terms and conditions of the tender offer will be contained in the Offer to Purchase and related materials that will be mailed to shareholders of record. Shareholders will be able to obtain copies of the Offer to Purchase, related materials filed by the Company as part of the tender offer statement on Schedule TO and other documents filed with the Securities and Exchange Commission through the Commission’s internet address at www.sec.gov without charge when these documents become available. Shareholders and investors may also obtain a copy of these documents, as well as any other documents the Company has filed with the Securities and Exchange Commission, without charge, from the Company. Shareholders should read those materials carefully because they will contain important information, including the various terms and conditions of the tender offer.

“Our Board of Directors believes the modified ‘Dutch Auction’ tender offer represents a mechanism to provide our shareholders with the opportunity to tender all or a portion of their shares and thereby receive a return of some or all of their investment if they so elect,” said Ronald J. Norick, Chairman of the Board of Directors. “The Board also believes the tender offer provides our shareholders with an efficient way to sell their shares without incurring broker’s fees or commissions associated with open market sales. Also, we believe that the Tender Offer is a beneficial use of our cash reserves for the benefit of our shareholders.”

The Company, its Board of Directors and executive officers are not making any recommendation to shareholders as to whether to tender or refrain from tendering their shares into the tender offer. Shareholders must decide how many shares they will tender, if any, and the price within the specified range at which they will offer shares for purchase by the Company.

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The solicitation of offers to buy the Company’s common stock will only be made pursuant to the Offer to Purchase and related materials that the Company will send to its shareholders.

Shareholders and investors who have questions or need assistance may call the numbers that will be included in the Offer to Purchase.

Sport-Haley, Inc. designs, purchases, contracts for the manufacture of and markets women’s and men’s fashion golf apparel and outerwear under the SPORT HALEY® and Ben Hogan® labels. The fashion golf apparel collections, known for their innovative designs, quality fabrics, generous fits and classic styles, are primarily marketed in the premium and mid-priced markets, through a network of independent sales representatives and distributors, to golf professional shops, country clubs, resorts and exclusive department stores within the United States and by certain distributors within international markets. Reserve Apparel Group LLC, a wholly owned subsidiary of Sport-Haley, Inc., designs, purchases, contracts for the manufacture of, markets and distributes branded golf apparel and outerwear under the Top-Flite® label. Ben Hogan® fashion apparel and Top-Flite® branded apparel are distributed pursuant to a licensing agreement with Callaway Golf Company.